UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CALCIMEDICA, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38942Q 202

(CUSIP Number)

Valence Investments SPV IV, LLC

Valence Investments SPV V, LLC

Valence Investments SPV VI, LLC

Eric Roberts

Rachel Leheny

590 Madison Avenue, 21st Floor

New York, NY 10022

(212) 521-4379

with copy to:

Evan Ng

Dorsey & Whitney LLP

167 Hamilton Avenue, Suite 200

Palo Alto, CA 94301

(650) 565-2252

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 2 of 9

1	NAMES OF REPORTING PERSON: Valence Investments SPV IV, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 356,989 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 356,989 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 356,989 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.3%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

The calculation of percentage ownership is based on a total of 5,684,873 shares of common stock outstanding of the Issuer as set forth In the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 3 of 9

1	NAMES OF REPORTING PERSON: Valence Investments SPV V, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 86,098[2] (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 86,098[2] (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 86,098[2] (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[2]	Includes 66,228 shares of common stock and 19,870 immediately exercisable warrants to purchase common stock at an exercise price of $27.94 per share received pursuant to the Merger Agreement.
[3]

The calculation of percentage ownership is based on a total of 5,684,873 shares of common stock outstanding of the Issuer as set forth In the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 4 of 9

1	NAMES OF REPORTING PERSON: Valence Investments SPV VI, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 316,109 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 316,109 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 316,109 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.6%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[4]

The calculation of percentage ownership is based on a total of 5,684,873 shares of common stock outstanding of the Issuer as set forth In the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 5 of 9

1	NAMES OF REPORTING PERSON: Eric W. Roberts I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 187,184[5]
	8	SHARED VOTING POWER: 759,196[6] (See Item 5)
	9	SOLE DISPOSITIVE POWER: 187,184[5]
	10	SHARED DISPOSITIVE POWER: 759,196[6] (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 946,380[5,6] (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.3%[7]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[5]

Includes 20,287 shares of common stock held directly by Mr. Roberts, 51,778 shares of common stock held in individual retirement accounts for the benefit of Mr. Roberts, 113,115 Employee Stock Options to purchase common stock at an exercise price ranging from $3.25 to $17.34, and 2,004 warrants to purchase common stock at an exercise price of $10.42 per share.

[6]

Includes 19,870 warrants to purchase common stock at an exercise price of $27.94 held by Valence Investments SPV V, LLC, 356,989 shares of common stock held by Valence Investments SPV IV, LLC, 66,228 shares of common stock held by Valence Investments SPV V, LLC, and 316,109 shares of common stock held by Valence Investments SPV VI, LLC. Mr. Roberts is a co-founder and managing director of Valence Investments SPV IV, LLC, Valence Investments SPV V, LLC, and Valence Investments SPV VI, LLC.

[7]

The calculation of percentage ownership is based on a total of 5,684,873 shares of common stock outstanding of the Issuer as set forth In the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 6 of 9

1	NAMES OF REPORTING PERSON: A. Rachel Leheny I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 209,728[8]
	8	SHARED VOTING POWER: 759,196[9](See Item 5)
	9	SOLE DISPOSITIVE POWER: 209,728[8]
	10	SHARED DISPOSITIVE POWER: 759,196[9] (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 968,924[8],[9] (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.4%[10]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[8]

Includes 18,840 shares of common stock held directly by Ms. Leheny, 1,000 shares of common stock held by Ms. Leheny’s spouse, and 189,888 Employee Stock Options to purchase common stock at an exercise price ranging from $2.44 to $17.34.

[9]

Includes 19,870 warrants to purchase common stock at an exercise price of $27.94 held by Valence Investments SPV V, LLC, 356,989 shares of common stock held by Valence Investments SPV IV, LLC, 66,228 shares of common stock held by Valence Investments SPV V, LLC, and 316,109 shares of common stock held by Valence Investments SPV VI, LLC. Ms. Leheny is a co-founder and managing director of Valence Investments SPV IV, LLC, Valence Investments SPV V, LLC, and Valence Investments SPV VI, LLC.

[10]

The calculation of percentage ownership is based on a total of 5,684,873 shares of common stock outstanding of the Issuer as set forth In the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 7 of 9

Reference is hereby made to the statements on Schedule 13D originally filed with the Securities and Exchange Commission on March 30, 2023 (the “Schedule 13D”) which is incorporated by reference.

This Amendment No. 1 to the Schedule 13D filed, relating to the common stock, par value $0.0001 per share (the “Common Stock”) of CalciMedica, Inc., a Delaware corporation (the “Issuer”) amends and supplements certain of the items set forth therein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended supplemented by adding the following at the end of Item 3:

Stock-Based Compensation

Mr. Roberts and Ms. Leheny also receive, from time to time, equity-based awards as part of their compensation for their services as employees of the Issuer.

Open-Market Purchases

From time to time, Mr. Roberts and Ms. Leheny make purchases of Common Stock in the open market using their personal funds. Such transactions are described in greater detail in Item 5 below.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 8 of 9

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The Reporting Persons effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Amendment, or since the last 13D filing, whichever is less:

Name	Nature of Transaction	Date	Number of Shares of Common Stock	Weighted Average Price Per Share	Range of Prices
Leheny	Open Market Purchase	5/16/2023	1,000	$2.69	$2.69
Roberts	Open Market Purchase	5/16/2023	3,500	$2.71	$2.65 -$2.75
Roberts	Open Market Purchase	5/17/2023	3,000	$2.68	$2.68
Roberts	Open Market Purchase	5/16/2023	1,800	$2.72	$2.60 - $2.76
Roberts	Open Market Purchase	5/22/2023	6,000	$2.95	$2.95
Roberts	Open Market Purchase	5/23/2023	2,000	$3.26	$3.25 - $3.276
Leheny	Open Market Purchase	5/23/2023	3,000	$3.34	$3.09 - $3.37
Roberts	Open Market Purchase	5/30/2023	2,000	$3.86	$3.86
Leheny	Open Market Purchase	5/31/2023	1,000	$4.21	$4.00 - $4.48
Roberts	Open Market Purchase	6/1/2023	2,000	$4.42	$4.37 - $4.43
Roberts	Open Market Purchase	6/2/2023	1,687	$4.90	$4.97628 -$4.90
Leheny	Open Market Purchase	5/16/2023	1,000	$2.70	$2.68 - $2.70
Leheny	Open Market Purchase	6/2/2023	1,000	$4.80	$4.80
Leheny	Open Market Purchase	6/6/2023	1,000	$5.13	$4.48 - $5.24
Leheny	Open Market Purchase	6/7/2023	1,000	$5.25	$5.225 - $5.25
Roberts	Open Market Purchase	6/6/2023	3,200	$5.09	$5.09
Roberts	Open Market Purchase	6/7/2023	1,500	$5.23	$5.20 - $5.25
Leheny	Open Market Purchase	6/8/2023	1,000	$5.23	$5.20 - $5.25
Leheny	Open Market Purchase	6/9/2023	400	$5.25	$5.25
Roberts	Open Market Purchase	6/8/2023	485	$5.20	$5.20
Roberts	Open Market Purchase	6/20/2023	500	$4.85	$4.85
Roberts	Open Market Purchase	6/21/2023	2,000	$4.13	$3.95 - $4.35
Roberts	Open Market Purchase	6/23/2023	500	$3.35	$3.35
Roberts	Open Market Purchase	6/26/2023	200	$3.53	$3.53
Roberts	Open Market Purchase	6/26/2023	1,200	$3.70	$3.53 - $3.7483
Roberts	Open Market Purchase	8/21/2023	1,750	$3.25	$3.20 - $3.30
Roberts	Open Market Purchase	8/22/2023	714	$3.27	$3.12 - $3.35
Roberts	Open Market Purchase	8/25/2023	736	$3.18	$3.18
Roberts	Open Market Purchase	8/29/2023	223	$3.02	$3.02
Leheny	Open Market Purchase	11/3/2023	5,000	$2.85	$2.85
Roberts	Open Market Purchase	11/3/2023	3,200	$2.80	$2.795672 -$2.80
Roberts	Open Market Purchase	11/3/2023	5,860	$2.70	$2.60 - $2.79496

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 9 of 9

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

VALENCE INVESTMENTS SPV IV, LLC

Dated: November 22, 2023	By:	/s/ Eric Roberts
	Name:	Eric Roberts
	Title:	Manager

VALENCE INVESTMENTS SPV V, LLC

Dated: November 22, 2023	By:	/s/ Eric Roberts
	Name:	Eric Roberts
	Title:	Manager

VALENCE INVESTMENTS SPV VI, LLC

Dated: November 22, 2023	By:	/s/ Eric Roberts
	Name:	Eric Roberts
	Title:	Manager

ERIC ROBERTS:

Dated: November 22, 2023	/s/ Eric Roberts

A. RACHEL LEHENY:

Dated: November 22, 2023	/s/ A. Rachel Leheny